VIA FACSIMILE (202) 942-1988, EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305
Attention: Ta Tanisha Henderson, Staff Accountant

Re:	MarineMax, Inc. (the “Company”)

Form 10-K for the fiscal year ended September 30, 2005
File No. 1-14173
Filed: December 12, 2005

Form 10-Q for the quarter ended December 31, 2005
File No. 1-14173
Filed: February 9, 2006

Form 8-K
File No. 1-14173
Filed: January 26, 2006
Ladies and Gentlemen:
     We are responding to comments on the Company’s above-referenced filings under the Securities Act of 1933, as amended, provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 17, 2006. The Company’s responses to the Staffs comments are indicated below, directly following a restatement of each comment in bold, italicized type.
Form 10-K for the year ended September 30, 2005
Item 9A. Controls and Procedures, page 50
1.	SEC Comment: You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to material information relating to the Company required to be included in the Company’s (including its consolidated subsidiaries) periodic SEC filings.” Please revise your disclosure in future filings to also state, if true, that the same officers concluded the controls and procedures were effective in “ensur[ing] that the information required to be disclosed by an issuer in the reports that it files or submits under the Act is

Securities and Exchange Commission
Attn: Ta Tanisha Henderson

accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Company Response:
     We will revise our disclosures in future filings as requested. Additionally, our conclusion regarding effectiveness would not change had such disclosure been included in our September 30, 2005 Form 10-K. In future filings our disclosure will be similar to the following:
     We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission’s rules and forms. During the fiscal year covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or it’s reasonably likely to materially affect, our internal control over financial reporting. Subsequent to the date of their evaluation, there have not been any significant changes in our internal controls or in other facts that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses.
2.	SEC Comment: In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify any changes, not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K as well as paragraph 4(d) of Exhibits 31.1 and 31.2.

Company Response:
                    We will revise our disclosures in future filings as requested. Please refer to the response to comment #1 which contains a proposed modified disclosure.

Securities and Exchange Commission
Attn: Ta Tanisha Henderson

Form 10-Q for the quarter ended December 31, 2005
Item 4. Controls and Procedures, page 20
3.	SEC Comment: We note your disclosure that the principal executive officer and principal financial officer have concluded that “subject to the limitations noted herein, [your] Disclosure Controls, as described in this Item 4, are effective in timely alerting them to material information required to be included in [your] periodic SEC reports.” It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations. Moreover, it is unclear as to which limitations you are referring. Please amend the quarterly report to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures.

Company Response:
     We will amend our quarterly report to delete the qualification. The amended disclosure will be similar to our response to comment #1.
Form 8-K
4.	SEC Comment: In future filings, please revise to disclose for each non-GAAP measure presented the substantive reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to the Instructions to Item 2.02 of form 8-K and Item 10 (e)(1)(i) of Regulation S-K. Show us how the revised disclosure will read. We are particularly interested to understand why you believe the measures net income and diluted net income per common share, adjusted to exclude stock-based compensation charges, provide useful information to investors, given that stock-based compensation represents a true cost of running your business and given that this expense is a continuing recurring type expense now that you have adopted SFAS 123R.

Securities and Exchange Commission
Attn: Ta Tanisha Henderson

Company Response:
     We will revise our disclosures of non-GAAP information in future filings as requested to include additional information as to the substantive reasons behind the disclosure of the non-GAAP measure. With respect to the implications of SFAS 123R, we believe the non-GAAP measure provides consistent and comparable information to the reader. As noted by the Staff, since this represents a continuing recurring expense, in future periods we will modify any future non-GAAP disclosures related to the effects of adopting SFAS 123R. The modification would be to present the effect of the expense on the periods prior to adoption of SFAS 123R (October 1, 2005), rather than excluding the charge from the period subsequent to adoption.
     In future filings the disclosure will be similar to the following:
          The financial results disclosed in this release include certain measures calculated and presented in accordance with GAAP. In addition to the GAAP financial measures, we provide supplemental, non-GAAP financial measures to facilitate evaluation of our operating performance. The non-GAAP financial measures disclosed in this release exclude certain amounts that are included in the most directly comparable GAAP measures.
          We believe the financial results (which exclude the effects of hurricane related expenses and include the effects of stock-based compensation expense on results prior to October 1, 2005) are a useful measure that facilitates evaluating the past and future performance of our ongoing operations on a consistent and comparable basis. Included in this release is a reconciliation of the disclosed financial measures to the most directly comparable GAAP financial measures.

Securities and Exchange Commission
Attn: Ta Tanisha Henderson

MarineMax, Inc. and Subsidiaries
Supplemental Data
Reconciliation of GAAP Financial Results to Non-GAAP Financial Results
(Amounts in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	December 31,
	2005	2004

Net income (GAAP)	$664	$2,829
Hurricane Wilma related expenses, net of tax	708	—
Stock-based compensation, net of tax	—	(575)

Net income (NON-GAAP)	$1,372	$2,254

Diluted net income per common share (GAAP)	$0.04	$0.17
Impact of Hurricane Wilma related expenses	0.04	—
Impact of stock-based compensation	—	(0.04)

Diluted net income per common share (NON-GAAP)	$0.08	$0.13

Common shares used in calculating diluted earnings per share	18,525,849	16,959,020

          Please call me at (727) 531-1700, ext. 10131 or Jack P. Ezzell, the Company’s Vice President, Chief Accounting Officer, and Corporate Controller at (727) 531-1700, ext. 10107 if you have any questions concerning these responses.

Sincerely,
MARINEMAX, INC.

/s/ Michael H. McLamb
Michael H. McLamb
Executive Vice President, Chief Financial
Officer, and Secretary

cc:	Jim Hoffmeister, Securities and Exchange Commission
William H. McGill, Jr., MarineMax, Inc.
Robert S. Kant, Greenburg Traurig, LLP
Scott K. Weiss, Greenburg Traurig, LLP
Paul Keiper, Ernst & Young, LLP
J. Patrick Gramling, Ernst & Young, LLP